Via Facsimile and U.S. Mail
Mail Stop 6010
								August 26, 2005

Mr. Weidong Yin
President, Chief Executive Officer and Director
Sinovac Biotech Ltd.
39 Shangdi Xi Road
Haidian District
Beijing, P.R.C.  100085

Re:	Sinovac Biotech Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
	File No. 1-32371

Dear Mr. Yin:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with more information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2004

Item 5: Operating and Financial Review and Prospects, page 31

1. Please revise your filing to include the tabular disclosure of contractual obligations required by Item 5F of Form 20-F or tell us why this disclosure is not required.
2. It appears that certain accounting estimates or assumptions have a material impact on your financial statements. Please revise your disclosure to include a discussion of your critical accounting estimates as outlined in Section V of Financial Reporting Release No.
72 or explain to us why you believe you have no critical accounting estimates or assumptions.

Item 11: Quantitative and Qualitative Disclosures About Market
Risk,
page 60
3. You indicate that your Chinese operations may give rise to significant foreign currency exchange risks between the US dollar and the Chinese RMB. Please revise your disclosure to provide the quantitative disclosures about market risk using one of the three disclosure alternatives required by Item 11(a) of Form 20-F or tell us why this disclosure is not required.

Item 17: Financial Statements, page 65

Consolidated Statements of Operations, page 70
4. It appears from your disclosure of depreciation and amortization that the amortization of licenses and permits related to products sold is not classified in costs of sales. Please explain to us if amortization of intangibles related to products sold is included in cost of sales. If not, please revise your disclosure to reclassify the appropriate amounts to cost of sales. Alternatively, expand the cost of sales caption to include parenthetical disclosure indicating that amortization of intangible assets related to products sold is excluded and disclose the amount of amortization excluded from cost of sales. Please refer to SAB Topic 11:B. In addition, please modify your gross profit analysis in Item 5 to disclose the gross profit amounts including amortization.
5. Please reclassify your interest and financing expenses to group them with non-operating income and expenses as indicated in Rule 5-03 of Regulation S-X or tell us why interest and financing expenses are considered operating expenses.

Notes to Consolidated Financial Statements, page 72

Note 1: Nature of Business, page 72
6. You indicate that you reflected the acquisition of Net-Force as
a
capital reorganization of Sinovac China as the shareholders of Sinovac China controlled Net-Force after the acquisition.
However,
it appears that the pre-acquisition shareholders of Sinovac China hold only 10,000,000 shares of the combined 27,091,033 shares outstanding immediately after the transaction, or 37% of the combined entity. Please explain to us how the Sinovac China shareholders control the combined entity as a result of the transaction and why you believe accounting for the acquisition as a reorganization is appropriate under GAAP. In your response, please also tell us the extent that shareholders and management of Net-Force prior to the transaction have been involved in managing the company after the transaction. Further, provide us your accounting analysis demonstrating how your accounting for minority interest (i.e. the 49%
interest in Sinovac China that was not acquired September 24,
2003)
complies with US GAAP and how you determined the amount of minority interest as of each balance sheet date and for each period in the statements of operations. Please ensure that you reference all applicable accounting guidance in your response.

7. Please refer to your recapitalization line items in your 2002 and
2003 consolidated statements of stockholders` equity. Please tell us the nature of each recapitalization line item disclosed and provide us an explanation as to why there are no shares reflected as issued or outstanding in 2002. In addition, please tell us how you determined the weighted-average number of shares outstanding reflected in your 2002 and 2003 consolidated statements of operations.

Note 7: Licenses and Permits, page 82
8. Please explain to us the nature of the costs related to the licenses and permits for your inactive hepatitis A vaccine. Tell us whether the amounts are internal costs or amounts paid to a third party.
9. You indicate that you capitalized costs for your recombinant hepatitis A&B vaccine and your influenza virus HA vaccine prior to receipt of marketing approval from the SFDA. Please provide us an explanation of how these licenses and permits have alternative future uses under paragraph 11c of SFAS 2. If these licenses have alternative uses, please explain to us the literature relied upon for deferring amortization until you start drug production.

Note 9: Income Taxes, page 84
10. You recorded an income tax benefit for the first time in 2004. Given your history of operating losses, please explain to us how you concluded that it is more likely than not that you will realize the
deferred tax asset recorded at December 31, 2004.  In your
response,
please specifically address the factors identified in paragraphs
23
and 24 of SFAS 109, and a discussion of the new evidence you considered in 2004 to support your conclusion that a full valuation allowance was not needed.

      As appropriate, please amend your Form 20-F for the year ended
December 31, 2004 and respond to these comments within 10 business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.
Please
furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please contact Mark Brunhofer, Staff
Accountant, at (202) 551-3638 or Donald Abbott, Senior Staff
Accountant, at (202) 551-3608. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,



Jim B. Rosenberg
Senior Assistant Chief Accountant
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Mr. Weidong Yin
Sinovac Biotech Ltd.
August 26, 2005
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